EXHIBIT 21

SUBSIDIARIES OF CONEXANT SYSTEMS, INC.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Brooktree Broadband Holding, Inc.	Delaware
Conexant Broadband Communications (Shanghai) Co., Ltd.	People’s Republic of China
Conexant Broadband (Shenzhen) Co., Ltd.	People’s Republic of China
Conexant CF, LLC.	Delaware
Conexant Digital TV (Chengdu) Co., Ltd.	People’s Republic of China
Conexant, Inc.	Delaware
Conexant Korea Ltd.	Korea
Conexant Systems Asia Pacific Limited	Hong Kong, People’s Republic of China
Conexant Systems Germany G.m.b.H.	Germany
Conexant Systems Private Limited	India
Conexant Systems (Japan) Company Ltd.	Japan
Conexant Systems Singapore Pte. Limited	Singapore
Conexant Systems (Taiwan) Co., Ltd.	Taiwan
Conexant Systems UK Limited	United Kingdom
Conexant Systems Worldwide, Inc.	Delaware